SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                ---------------


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 4)


                                ---------------


                   SHELTER PROPERTIES III LIMITED PARTNERSHIP
                                (Name of Issuer)



                     Units of Limited Partnership Interest
                         (Title of Class of Securities)



                                      NONE
                     (Cusip Number of Class of Securities)



                              John K. Lines, Esq.
                         General Counsel and Secretary
                         Insignia Financial Group, Inc.
                          One Insignia Financial Plaza
                        Greenville, South Carolina 29602
                                 (803) 239-1675

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               November 17, 1995
            (Date of Event Which Requires Filing of this Statement)


                                ---------------



                               Page 1 of 5 Pages

                        (no exhibits are filed herewith)







                                SCHEDULE 13D

CUSIP NO. None                                          PAGE 2 OF 5 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS

                    SP III ACQUISITION, L.L.C.
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
                    WC, AF
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
------------------------------------------------------------------------------
                         7. SOLE VOTING POWER
                                 0*
      NUMBER OF         ------------------------------------------------------
      SHARES             8. SHARED VOTING POWER
      BENEFICIALLY               0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER
      REPORTING                  0*
      PERSON WITH       ------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER
                                 0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                               18,218
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                          [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               Approximately 33.1% of the Units outstanding
                               as of April 1, 1995
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                        OO
------------------------------------------------------------------------------


* SP III Acquisition, L.L.C. is the record holder of 12,629 Units, and Shelter Realty III Corporation, which is the corporate general partner of the Partnership, is the record holder of 200 Units. Insignia Financial Group, Inc., through its 99% ownership interest in SP III Acquisition, L.L.C. and its 100% indirect ownership interest in Shelter Realty III Corporation, beneficially owns 12,829 Units and effectively has sole voting and dispositive power with respect to those Units.








                                SCHEDULE 13D

CUSIP NO. None                                  PAGE 3 OF 5 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS

                          INSIGNIA FINANCIAL GROUP, INC.
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
                          WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                          DELAWARE
------------------------------------------------------------------------------
                         7. SOLE VOTING POWER
                                 12,829**
      NUMBER OF         ------------------------------------------------------
      SHARES             8. SHARED VOTING POWER
      BENEFICIALLY               18,418 (See Item 5)
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER
      REPORTING                  12,829**
      PERSON WITH       ------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER
                                 0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                                 18,418
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 Approximately 33.5% of the Units outstanding
                                 as of April 1, 1995
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                 CO
-------------------------------------------------------------------------------


** SP III Acquisition, L.L.C. is the record holder of 12,629 Units, and Shelter Realty III Corporation, which is the corporate general partner of the Partnership, is the record holder of 200 Units. Insignia Financial Group, Inc., through its 99% ownership interest in SP III Acquisition, L.L.C. and its 100% indirect ownership interest in Shelter Realty III Corporation, beneficially owns 12,829 Units and effectively has sole voting and dispositive power with respect to those Units.








                        AMENDMENT NO. 4 TO SCHEDULE 13D


        This Amendment No. 4 amends and supplements the Statement on Schedule 13D originally filed with the Commission on May 31, 1995, as amended by Amendment No. 1 filed with the Commission on June 14, 1995, Amendment No. 2 ("Amendment No. 2") filed with the Commission on June 21, 1995 and Amendment No. 3 ("Amendment No. 3") filed with the Commission on July 3, 1995 (collectively, the "Schedule 13D"), by SP III Acquisition, L.L.C., a Delaware limited liability company ("Acquisition"), and Insignia Financial Group, Inc. ("Insignia"), with respect to units of limited partnership interest ("Units") in Shelter Properties III Limited Partnership, a South Carolina limited partnership (the "Partnership"). Capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to them in the Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

        On July 3, 1993, Insignia and Acquisition filed Amendment No. 3 reporting the preliminary results of the High River Offer. According to information contained in the final amendment to the Tender Offer Statement on
Schedule 14D-1/Schedule 13D filed by High River, Riverdale and Icahn with the Commission on November 17, 1995, the actual number of Units (the "High River Units") purchased pursuant to the High River Offer was 5,398. The High River Units represent approximately 9.8% of all outstanding Units. As a result of the High River Agreement described in Amendment No. 2, Acquisition and Insignia may be deemed to beneficially own the High River Units ultimately accepted for purchase by High River. The High River Units, together with the 12,829 Units already beneficially owned by Acquisition and Insignia, represent an aggregate of 18,418 Units, or approximately 33.5% of all outstanding Units.



Item 7.  Material to be Filed as Exhibits.

        None.


                                4





                              SIGNATURE


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 1995


                                        SP III ACQUISITION, L.L.C.


                                        By: /s/ Jeffrey L. Goldberg*
                                            -------------------------
                                            Jeffrey L. Goldberg
                                            President



                                        INSIGNIA FINANCIAL GROUP, INC.


                                        By: /s/ Frank M. Garrison*
                                            -------------------------
                                            Frank M. Garrison
                                            Executive Managing Director




                                       *By: /s/ Jeffrey P. Cohen
                                            -------------------------
                                            Jeffrey P. Cohen
                                            Attorney-in-Fact


                                5